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                                   FORM 12b-25
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                                                         SEC FILE NUMBER

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                                                           CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

(Check One):  [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION
Atlas - Energy for the Nineties - Public #7 Ltd.
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Full Name of Registrant
N/A
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Former Name if Applicable
311 Rouser Road
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Address of Principal Executive Office (Street and Number)
Moon Township, Pennsylvania 15108
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City, State and Zip Code.

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[Check box if appropriate]
        (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
  [X]   (b)    The subject annual report, semi-annual report, transition
               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.
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PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transaction report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Reserve reports with respect to the registrant's oil and gas assets were prepared using pricing assumptions which the registrant is currently reviewing to determine whether they are in compliance with industry standard pricing models. Registrant believes that correction of the reports, if any is required, will take approximately 10 to 15 days.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

         Tony C. Banks                     412                     262-2830
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            (Name)                     (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No*

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*The registrant is not currently aware of possible material changes. However, depending upon the results of registrant's review of the reserve reports referred to in Part III, the pricing assumptions may be modified. Any such modification could result in an adjustment to the stated value of the registrant's oil and gas assets, and such adjustment may possibly be material.
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                   Atlas - Energy for the Nineties - Public #7
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 31, 1999
By:      Atlas Resources, Inc.
By:       /s/   Tony C. Banks
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         Tony C. Banks
         Vice President and Chief Financial Officer